Reply to the Attention of	Michael Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	Michael.shannon@mcmillan.ca
Our File No.	62848-0003
Date	December 21, 2011

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America  20549

Attention:	Mr. Jeffrey Riedler, Assistant Director

Dear Sirs/Mesdames:

Re:	Hubei Minkang Pharmaceutical Ltd.
Form 8-K and 8-K/A
Filed September 26, 2011 and October 11, 2011
File No.  000-53231

We are counsel for and write on behalf of Hubei Minkang Pharmaceutical Ltd. (the “Company”) in response to the Staff’s letter of October 26, 2011 (the “Comment Letter”) signed by Mr. Jeffrey Riedler, of the United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 2 (the “Form 8-K/A-2”) to the Company’s Form 8-K (Amendment No. 1) as filed on October 11, 2011, the “Form 8-K/A-1”).  We confirm that this Form 8-K/A-2 has been redlined to show all changes from the Form 8-K/A-1.

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.  We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter.  We confirm that the disclosure changes described below have been made in the Form 8-K/A-2 that has been filed with the Commission.

McMillan LLP ½ Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 ½ t 604.689.9111 ½ f 604.685.7084
Lawyers ½ Patent & Trade-mark Agents ½ Avocats ½ Agents de brevets et de marques de commerce
Vancouver ½ Calgary ½ Toronto ½ Ottawa ½ Montréal ½ Hong Kong ½ mcmillan.ca

December 21, 2011 Page 2

Commission Comment:

General

1.	Please file a copy of each of your Nevada Articles of Incorporation and your bylaws with the next amendment to your Form 8-K.

Company Response:

We confirm, on behalf of the Company, that the Company has filed a copy of each of its Nevada Articles of Incorporation and its bylaws with the Form 8-K/A-2.

Commission Comment:

Risk Factors

2.
We note your disclosures that your management team is unfamiliar with managing and operating a U.S. public company, that you may experience difficulty in establishing management, legal and financial controls…, and that you may have difficulties implementing and maintaining adequate internal controls as required by the Sarbanes-Oxley Act.  Please revise your risk factors to disclose that your senior financial staff do not have any formal training, and do not possess professional designations in U.S. GAAP, therefore, there is a possibility that your internal controls over financial reporting may not be effective in the future due to the lack of experience in U.S. GAAP.  Also disclose that as a result of management’s lack of U.S. GAAP experience that it may take longer and cost more to prepare your financial statements than other companies with accounting staff who have such training and designations.

Company Response:

We confirm, on behalf of the Company, that the Company has disclosed in the risk factors listed in the Form 8-K/A-2 that the senior financial staff of the Company do not have any formal training and do not posses professional designations in U.S. GAAP, therefore, there is a possibility that the Company’s internal controls over financial reporting may not be effective in the future due to the lack of experience in U.S. GAAP.

We further confirm, on behalf of the Company, that the Company has also disclosed in the risk factors listed in the Form 8-K/A-2 that as a result of the lack of U.S. GAAP experience possessed by the senior financial staff of the Company, it may take longer and cost more for the Company to prepare its financial statements than other companies with accounting staff who have such training and designations.

December 21, 2011 Page 3

Commission Comment:

HBMK Pharmaceutical Limited and Subsidiary Financial Statements for the Year Ended December 31, 2010.

General

3.	Please make the requested revisions in the financial statement for the quarter ended June 30, 2011 where applicable.

Company Response:

We confirm, on behalf of the Company, that the Company has made the requested revisions in the financial statements for the quarter ended June 30, 2011 where applicable.

Commission Comment:

Consolidated Balance Sheet, page F-3

4.
The long term debt disclosed in Note 10 was repaid in October 2010.  Please tell us where the long-term debt is classified within the consolidated balance sheet and why it is not separately disclosed on the face of the consolidated balance sheet, within current liabilities, in accordance with Rule 5-21 through 5-22 of Regulation S-X at December 31, 2009.

Company Response:

We confirm, on behalf of the Company, that the long-term debt of $2,003,744 repaid in October 2010 as disclosed in Note 10 was classified as “Current maturities of long-term debt” within the consolidated balance sheet and it is separately disclosed on the face of the consolidated balance sheet, within current liabilities, in accordance with Rule 5-21 through 5-22 of Regulation S-X at December 31, 2009.  This line was inadvertently hidden due to its “0” balance at December 31, 2010.  The correctly presented consolidated balance sheet has been filed with the Form 8-K/A-2.

Commission Comment:

Consolidated Statement of Cash Flows, page F-6

5.	Please revise your statement of cash flows for 2010 as follows:

•	Ensure that the cash flows from investing activities totals are equal to the net cash used in investing activities;
•	Ensure that the net of the cash flows from financing activities are equal to the net cash provided by (used in) financing activities;
•	Ensure that increases in assets, such as land use rights and purchased formulae are properly reflected in your statement of cash flows;

December 21, 2011 Page 4

•	Ensure that the loans issued and loans repaid disclosed in Note 8 are presented separately within net cash provided by (used in) financing activities;
•	Disclose where the increase in restricted cash of $453,734 in 2010 is reflected in your statement of cash flows; and
•	Ensure that the net change in cash reconciles to the net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities.

Company Response:

We confirm, on behalf of the Company, that the following lines were inadvertently hidden in the consolidated statement of cash flows at December 31, 2010 and 2009, respectively:

•	(a) The cash flows from investing activities: “Payment toward restricted cash - unearned government grant” of ($453,734) and $0;
•
(b) The cash flows from financing activities: (i) “Repayment of loan payable” for amount of ($846,971) and $0; (ii) Payments received from (repayments made to) stockholders” of ($955,436) and ($308,901); and (iii) “Proceeds from long-term debt” of $0 and ($175,510);

•
(c) The increases in land use rights and purchased formulae in the consolidated balance sheets are due to changes in foreign exchange rate in Renminbi (“RMB”), the functional currency of Hubei Minkang Pharmaceutical Co. Ltd. (“Hubei Minkang PRC”), HBMK Pharmaceutical Limited’s (“HBMK”) People’s Republic of China (“PRC”) operating subsidiary. There were no additions in land use rights and purchased formulae in terms of functional currency;

•	(d) The loans issued and loans repaid disclosed in Note 8 are presented separately within net cash provided by (used in) financing activities;
•
(e) The increase in restricted cash of $453,734 in 2010 is reflected as “Payment toward restricted cash - unearned government grant” of ($453,734) in investing activities within the consolidated statement of cash flows; and

•
(f) The net change in cash reconciles to the net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities upon inclusion of items discussed in (a) through (e).

The correctly presented consolidated statements of cash flows have been filed with the Form 8-K/A-2.

December 21, 2011 Page 5

Commission Comment:

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations

Merger of Minkang, page F-7

6.
Please provide the disclosures required by ASC 805-10-50-2 related to HBMK Pharmaceutical Limited’s (HBMK) acquisition of Hubei Minkang Pharmaceutical Co. Ltd. (Minkang Pharmaceuticals PRC), including the number of HBMK shares given to Sensori shareholders in exchange for all the contributed capital of Minkang PRC.

Company Response:

We confirm, on behalf of the Company, that on October 12, 2010, HBMK acquired all of the registered and contributed capital of Hubei Minkang PRC from Sensori Holdings (S) Pte Ltd., Hubei Minkang PRC’s then sole stockholder, in exchange for 3,620,000 shares of the HBMK’s common stock.  The number of shares issued represented 100% of the issued and outstanding common stock immediately after the consummation of the Hubei Minkang PRC acquisition.

Commission Comment:

7.
Please disclose how the fair value of the assets and liabilities of Hubei Minkang Pharmaceutical PRC was determined in the October 2010 acquisition and the date the assets and liabilities are reflected in the consolidated financial statements.

Company Response:

We confirm, on behalf of the Company, that as a result of the ownership interests of the former stockholder of Hubei Minkang PRC, for financial statement reporting purposes, the merger between HBMK and Hubei Minkang PRC has been treated as a reverse acquisition with Hubei Minkang PRC deemed the accounting acquirer and HBMK deemed the accounting acquiree under the purchase method of accounting in accordance with section 805-10-55 of the FASB Accounting Standards Codification. The reverse merger is deemed a capital transaction and the net assets of Hubei Minkang PRC (as the accounting acquirer) are carried forward to HBMK (as the legal acquirer and the reporting entity) at their carrying value before the acquisition.  The acquisition process utilizes the capital structure of HBMK and the assets and liabilities of Hubei Minkang PRC which are recorded at historical cost.  The equity of the combined entity is the historical equity of Hubei Minkang PRC retroactively restated to reflect the number of shares issued by HBMK in the transaction.

Commission Comment:

Pro Forma Combined Financial Statements, page F-42

Note 2 – Pro Forma Adjustments, page F-45

8.	Please disclose quantitative calculations for how you determined the pro forma adjustments in the stockholder’s equity section.

December 21, 2011 Page 6

Company Response:

We confirm, on behalf of the Company, that the quantitative calculations for how the Company determined the pro forma adjustments in the stockholders’ equity section are as follows:

a)	To reflect the issuance of 33,500,000 shares of Hubei’s common stock for the acquisition of all of the issued and outstanding capital stock of HBMK (33,500,000*0.001=$33,500).

Common stock: $0.001 par value	(33,500)

Additional paid-in capital	33,500

b)	To reclassify Hubei’s deficit accumulated during the exploration stage as of June 30, 2011 as additional paid-in capital in connection with the recapitalization of HBMK.

Additional paid-in capital	3,077,733

Accumulated deficit	(3,077,733)

c)	To reclassify HBMK’s common stock as additional paid-in capital in connection with the recapitalization of HBMK.

Additional paid-in capital	(3,620,000)

Common stock: $0.001 par value	3,620,000

Commission Comment:

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

December 21, 2011 Page 7

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

We confirm, on behalf of the Company, that a written statement from the Company acknowledging the matters set forth above is being filed concurrently with this response letter.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the filed Form 8-K/A-2 are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 893-7638 of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,
/s/ Michael Shannon
Michael T. Shannon